                                                                    EXHIBIT 99.1
                                                                TO ANNUAL REPORT
                                                                    ON FORM 20-F

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ENACTED PURSUANT TO
               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

                  Nam Tai Electronics, Inc. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "Report").

                  I, Joseph Li, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge;

                  (i)      the Report fully complies with the requirements of
                           section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

                  (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                /s/ Joseph Li
                                                -----------------------------
                                                Joseph Li
                                                Chief Executive Officer
                                                March 10, 2004

                                        1